Via Facsimile and U.S. Mail
Mail Stop 4720

October 28, 2009

Ms. Margaret Mulligan
Senior Vice President and
Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: Biovail Corporation
Form 20-F for the Period Ended December 31, 2008
Filed March 17, 2009
File No. 001-14956

Dear Ms. Mulligan:

        We have reviewed your October 6, 2009 response to our September 24, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or interim filing, as applicable, in which you intend
to first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Business Overview
Current Product Portfolio and Product Revenues, page 30

1. We note your response to comment one. However, our comment is reissued.
    Please present a separate detailed analysis supporting your determination that you
    are not substantially dependent on each of the identified agreements. Please note
    that absent additional circumstances, we would consider an agreement to supply
    products which accounted for more than 10% or more of your revenues to be an
    agreement upon which you are substantially dependent. Similarly, we would
    generally consider you to be substantially dependent on a supply agreement
    relating to one of your products that accounts for 10% or more of your revenues.

    For example, we note your disclosure on page seven that GSK accounted for 16%
    of your total revenues. Additionally, you state that you have a manufacturing and
    supply agreement with GSK related to WellbutrinXL. If you have an agreement

to sell GSK products, please provide your analysis as to why you believe you are not substantially dependent on this agreement. If you believe you could sell these products to another party if GSK were to terminate or default on this agreement, provide this information in your analysis.

Patent and Proprietary Rights, page 39

2. We note your disclosure relating to patents that you have exclusively licensed from third parties. Please disclose when the patents that you have licensed expire.

Management's Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3. In your response to our previous comment three you indicate that you intend to continue to use gross margin or gross profit (calculated without amortization of product-related intangibles assets) as a performance metric in order to comply with applicable SEC and Canadian rules regarding disclosure of compensation practices. Please explain to us what specific rules your intended disclosure is designed to address. Please provide us with drafts of the disclosures you intend to continue to provide. In addition, please explain to us in what "other appropriate filings" you intend to include this disclosure.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comment three on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on comments one and two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant